SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)


                                 NEOFORMA, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  640475 10 7
                                 (CUSIP NUMBER)

                                Marcea B. Lloyd
                   Senior Vice President and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    COPY TO:

                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                                 (212)735-3000

                               September 16, 2003
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .



                              (Page 1 of 4 Pages)

CUSIP NO.   640475  10  7               13D                   PAGE 2 OF 4 PAGES
         --------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHA INC. (IRS Employer Identification Number 38-2182248)
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
         N/A                                                           (b) |_|
   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         N/A
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                              |_|
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

     NUMBER OF           7       SOLE VOTING POWER                   8,668,217
      SHARES
   BENEFICIALLY          8       SHARED VOTING POWER                 0
     OWNED BY
       EACH              9       SOLE DISPOSITIVE POWER              8,668,217
     REPORTING
   PERSON WITH          10      SHARED DISPOSITIVE POWER             0

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,668,217
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           |_|
         N/A
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.4% (BASED ON AN AGGREGATE OF 19,086,810 SHARES OF COMMON
         STOCK ESTIMATED TO BE OUTSTANDING)
  14     TYPE OF REPORTING PERSON
         CO
-------  ---------------------------------------------------------------------

         This Amendment No. 4 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 1, 2001 and Amendment No. 3 on September 11, 2003 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.                    PURPOSE OF TRANSACTION.

         The shares of Common Stock owned by VHA were acquired for general investment purposes. Notwithstanding the foregoing, VHA reserves the right to change its investment intent or to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock that it beneficially owns in any manner permitted by law.

         On September 10, 2003, VHA transmitted to the Securities and Exchange Commission a Form 144 disclosing that VHA currently intends to sell up to 300,000 shares of Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended. VHA currently intends to use the proceeds of such sales to offset amounts distributed to VHA HCOs who partake in VHA's e-commerce initiative. In accordance with the Form 144 filed on September 10, 2003, VHA has sold the following shares of Common Stock in brokered transactions:

         o 7,500 shares of Common Stock on September 10, 2003 at $16.22 per share;

         o 45,000 shares of Common Stock on September 15, 2003 at $16.22 per share;

         o 65,000 shares of Common Stock on September 15, 2003 at $16.22 per share;

         o 10,970 shares of Common Stock on September 15, 2003 at $16.32 per share;

         o 30,000 shares of Common Stock on September 16, 2003 at $16.32 per share;

         o 3,500 shares of Common Stock on September 16, 2003 at $16.42 per share;

         o 61,500 shares of Common Stock on September 18, 2003 at $16.42 per share; and

         o 3,000 shares of Common Stock on September 18, 2003 at $16.52 per share.

ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this Amendment and is incorporated herein by reference.

         Except as set forth in Schedule A hereto, none of the directors and executive officers of VHA (the "Covered Persons") have purchased or sold any of the shares of Common Stock within the past 60 days.

         By reason of their status as directors and/or executive officers of VHA, the Covered Persons may be deemed to be the beneficial owners of the shares of the Com mon Stock owned by VHA. VHA has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned by VHA.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 19, 2003


                                       VHA INC.


                                       By:  /s/ Marcea B. Lloyd
                                           ----------------------------
                                            Marcea B. Lloyd
                                            Senior Vice President,
                                            General Counsel